SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 1 6 2011
DIVISION OF MARKET REGULATION

UNITED STATE
SECURITIES AND EXCHANGE
Washington, D.C. 2

11017827

B APPROVAL	
nber:	3235-0123
	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23183

3/14/11

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/09 AND ENDING 8/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FactSet Data Systems Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

FactSet Data Systems, Inc.

Statement of Financial Condition
August 31, 2010

FactSet Data Systems, Inc.

Index to Financial Statement

pwc

Report of Independent Auditors

To the Shareholder of
FactSet Data Systems, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FactSet Data Systems, Inc. (the "Company") at August 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2 to the financial statement, FactSet Data Systems, Inc. has material transactions with its parent, FactSet Research Systems Inc. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

October 28, 2010

PricewaterhouseCoopers LLP, 300 Atlantic Street, Stamford, CT 06901
T: (203) 539 3000, F: (813) 207 3999, www.pwc.com/us

FactSet Data Systems, Inc.
Statement of Financial Condition
August 31, 2010

Assets	
Cash and cash equivalents	$ 21,228,754
Receivable from parent company	5,290,421
Total Assets	$ 26,519,175
Payable to clearing broker	$ -
Total Liabilities	$ -
Shareholder's equity	
Common stock, $.01 par value; 10,000 shares authorized, 900 shares issued and outstanding at August 31, 2010	$ 9
Capital in excess of par value	24,991
Retained earnings	26,494,175
Total Shareholder's Equity	26,519,175
Total Liabilities and Shareholder's Equity	$ 26,519,175

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

FactSet Data Systems, Inc. (the "Company") is a Delaware corporation and a wholly owned subsidiary of FactSet Research Systems Inc. (the "Parent"). The Company is a member of the National Association of Securities Dealers, Inc. and is a registered broker-dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

2. Accounting Policies

The significant accounting policies of the Company are summarized below.

Basis of Accounting
The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates have been made in areas that include income taxes and receivable reserves. Actual results could differ from those estimates.

Revenue Recognition
Revenue is earned by the Company through agreements with external clearing brokers to receive royalties on a monthly basis based on a percentage of payments made to the Parent company for the Parent's services to clients. The Company earns the right to receive royalty revenue from the clearing brokers at the time payments are made.

Allocation Fee
Pursuant to an agreement between the Company and the Parent, the Parent provides management, consulting, sales, accounting and other administrative services to the Company together with office and data center facilities and computer equipment. The agreement stipulates that an allocation of 95% of the Company's revenues be paid to the Parent for the cost of services, facilities and equipment that are provided by the Parent on behalf of the Company.

Fair Value
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the use of various valuation methodologies, including market, income and cost approaches is permissible. The Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

The guidance for fair value measurements establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value based

on the reliability of inputs. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Level 1 inputs have the highest reliability and are related to assets with quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices that are observable, either directly or indirectly, with fair value being determined through the use of models or other valuation methodologies. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

Cash and Cash Equivalents
Cash and cash equivalents consist of money market investments with maturities of three months or less at the date of acquisition and are reported at fair value. The Company's institutional money market funds maintained with one financial institution are traded in an active market and the net asset value of each fund on the last day of the quarter is used to determine its fair value. The Company's cash equivalents are classified as Level 1. See Note 3 for further discussion surrounding the fair value of the Company's cash equivalents.

Receivable from Parent Company
Receivable from parent company is the amount due from the Parent and is non-interest bearing.

Income Taxes
The Company files consolidated federal and combined state and local income tax returns with its Parent. The Company determines its total tax provision on a stand-alone basis by applying statutory federal, state and local tax rates to its separate Company income before taxes and records a tax provision equal to such liability. Tax liabilities payable to the Parent as of August 31, 2010 totaled $52,485 and are recorded as part of the intercompany account settlement.

3. **Fair Value Measures**

Fair Value Hierarchy
The accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value based on the reliability of inputs. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels. FactSet has categorized its cash equivalents and derivatives within the hierarchy as follows:

Level 1 - applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities. These Level 1 assets and liabilities include the Company's investments in institutional money market funds that are classified as cash equivalents.

Level 2 - applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by,

observable market data. There were no Level 2 assets or liabilities held by the Company as of August 31, 2010.

Level 3 - applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. Certain assets would be classified within Level 3 of the fair value hierarchy because they trade infrequently and, therefore, have little or no trar 7 ncy. There were no Level 3 assets or liabilities held by the Company as of August 31, 2010.

Assets and Liabilities Measured at Fair Value on a Recurring Basis
The Company's institutional money market funds are traded in an active market and the net asset value of each fund on the last day of the quarter is used to determine its fair value. As such, the fair value of the Company's cash equivalents was $21,228,754 and classified as Level 1.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
No assets or liabilities were required to be measured at fair value on a non-recurring basis as of August 31, 2010. As such, during fiscal 2010, no fair value adjustments or material fair value measurements were required for non-financial assets or liabilities.

4. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to Rule 15c3-1 under the Exchange Act which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness (the "minimum net capital requirements"). At August 31, 2010, the Company had net capital of $20,799,179, which was $20,794,179 in excess of its minimum net capital requirement of $5,000. The Company had no aggregate indebtedness at August 31, 2010, thus in compliance with the required ratio of aggregate indebtedness to net capital.

5. Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, securities transactions of clients of the Company are introduced and cleared through correspondent brokers. Pursuant to agreements between the Company and its correspondent brokers, the correspondents have the right to charge the Company for unsecured losses that result from a client's failure to complete such transactions. As of August 31, 2010, the Company has never experienced significant losses, and therefore, has recorded no liability with regard to that right.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents. Cash and cash equivalents are maintained with one financial institution. Generally, these may be redeemed upon demand and are maintained with a financial institution with reputable credit and therefore bear minimal credit risk.

Report of Independent Accountants

To Shareholder of
FactSet Data Systems, Inc

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of FactSet Data Systems, Inc. ("the Company") for the year ended August 31, 2010, which were agreed to by the company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the company's compliance with the applicable instructions of Form SIPC-7 during the year ended August 31, 2010. Management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: 1) check number 0000021990 in the amount of US $ 4,319.14 dated October 19, 2010. No differences were noted.

2. Compared the Total Revenue amount reported on page 5 of the audited Form X-17A-5 less interest income of $ 53,876 for the year ended August 31, 2010 to the Total revenue amount of US $ 1,727,655 reported on page 2, item 2a of Form SIPC-7 for the year ended August 31, 2010 and noted no differences.

3. Noted there were no adjustments reported on page 2, items 2b and 2c of Form SIPC-7.:

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of US $ 1,727,654 and US $ 4,319.14 of the Form SIPC-7 and noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

October 28, 2010